GENCOR INDUSTRIES, INC.

5201 N. ORANGE BLOSSOM TRAIL

ORLANDO, FL 32810

September 30, 2010

TO:	The Securities and Exchange Commission
Division of Corporate Finance
Attn:	Russell Mancuso, Branch Chief; Tom Jones, Examiner

VIA:	EDGAR

RE:	Gencor Industries, Inc.
Form 10-K for the fiscal year ended September 30, 2009
Filed December 29, 2009
File No. 1-11703

The following is in response to your comment included in your transmittal letter dated September 23, 2010 regarding the ages of our directors and executive officers as required by Regulation S-K Items 401(a) and (b). This item was first mentioned in your comment letter dated March 26, 2009 (comment #6). We responded in our letter dated April 14, 2009 that we would provide the relevant information in our future filings. This information was not included in our subsequent Form 10-K filing for the fiscal year ended September 30, 2009 due to an oversight.

Please be advised that from the time of your initial comment letter dated March 26, 2009 through the filing of our Form 10-K for the fiscal year ended September 30, 2009 we have had significant turnover in our finance department, specifically two CFO’s. We believe this was the key factor in the omission of the required disclosure.

Based on the above, the immaterial nature of the disclosure and the fact that we operate on a September 30 fiscal year end, and will thus be filing a Form 10-K within 3 months, we respectfully request that you allow us to make the required disclosure in our subsequent Form 10-K filing for the fiscal year ended September 30, 2010 and not amend the Form 10-K for the fiscal year ended September 30, 2009.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ E.J. Elliott
E.J. Elliott
Chairman and Chief Executive Officer